Exhibit 99.1

For Immediate Release October 12, 2021 – SAP Announces Preliminary Financial Results for Q3 2021 SAP Cloud Momentum Accelerates Significantly Raises Full Year Outlook • Current Cloud Backlog Up 24% (Up 22% At Constant Currencies) • S/4HANA Current Cloud Backlog Up 60% (Up 58% At Constant Currencies) • Cloud Revenue Up 20% • Non-IFRS Operating Profit Up 2% (Up 2% At Constant Currencies) • Raises Full Year Revenue and Profit Outlook On the Back of Strong Third Quarter Our strategy is clearly working. Customers are choosing SAP for their business transformation in the cloud. We see record adoption of our applications and our platform. This has resulted in strong acceleration of our cloud growth.” Christian Klein, CEO This has been an excellent quarter across all key financial metrics. We are seeing sustained, strong progress in SAP's transformation. Our cloud business is growing at an accelerating pace and has led to our improved full year outlook.” Luka Mucic, CFO

Business Update Third Quarter 2021 Walldorf, Germany – October 12th, 2021. After an initial review of its third quarter 2021 performance, SAP SE (NYSE: SAP) today announced its preliminary financial results for the third quarter ended September 30th, 2021. All 2021 figures in this release are approximate due to the preliminary nature of the announcement. Businesses around the world are reevaluating their business models with increased urgency given the dramatic changes due to the pandemic and their ongoing focus on digital transformation. Customers are choosing SAP for its clearly differentiated capabilities. In addition to helping customers manage their technical migrations, SAP is helping customers redefine and optimize their core end-to-end business processes. This expertise is based on SAP’s unmatched knowledge of industry best practices from working with customers of all sizes across industries and geographies. This is reflected in SAP’s strong third quarter results which were above market expectations. SAP is seeing continued strong demand and adoption of its ‘RISE with SAP’ offering, which customers of all sizes, including an increasing number of large clients, are selecting to manage their business transformation. As more customers adopt this holistic subscription offering, software licenses revenue decreased as anticipated. SAP is seeing strong growth in current cloud backlog across its cloud portfolio, in particular with S/4HANA Cloud. Cloud revenue growth also accelerated sequentially. Financial Performance Third Quarter 2021 Current cloud backlog was up 24% to €8.17 billion and up 22% (at constant currencies). S/4HANA current cloud backlog was up 60% (Non-IFRS) to €1.28 billion and up 58% (at constant currencies). Cloud revenue was up 20% to €2.39 billion and up 20% (at constant currencies). S/4HANA cloud revenue growth accelerated as anticipated, up 46% to €276 million and up 46% (at constant currencies). Software licenses revenue was down 8% year over year to €0.66 billion and down 8% (at constant currencies). Cloud and software revenue was up 7% to €5.91 billion and up 6% (at constant currencies). Services revenue was down 6% year over year to €0.93 billion and down 6% (at constant currencies). This revenue decline is primarily attributable to the November 2020 divestiture of SAP Digital Interconnect. Total revenue was up 5% year over year to €6.84 billion and up 5% (at constant currencies). The share of more predictable revenue grew by 3 percentage points year over year to 77% in the third quarter. IFRS operating profit decreased 15% to €1.25 billion and IFRS operating margin decreased by 4.3 percentage points to 18.2% due to higher share-based compensation expenses (primarily related to Qualtrics). Non-IFRS operating profit increased 2% to €2.10 billion (up 2% at constant currencies) and non-IFRS operating margin decreased by 0.9 percentage points to 30.7% (down 0.7 percentage points at constant currencies). Operating profit includes a disposal gain of €77 million related to the launch of SAP Fioneer, a dedicated Financial Services Industry unit jointly owned by SAP and Dediq. Earnings per share decreased 10% to €1.19 (IFRS) and increased 2% to €1.74 (non-IFRS), including another strong contribution from Sapphire Ventures.

Financial Results at a Glance Third Quarter 2021 IFRS Non-IFRS1) € billion, unl ess otherwise stated Q3 2021 Q3 2020 ∆ in % Q3 2021 Q3 2020 ∆ in % ∆ in % constant currency 1) For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online. 2) As this is an order entry metric, there is no IFR S equi valent. All figures ar e preliminary and unaudited. Due to rounding, numbers may not add up precisely. Nine months ended September 2021 IFRS Non-IFRS1) € billion, unl ess otherwise stated Q1–Q3 2021 Q1–Q3 2020 ∆ in % Q1–Q3 2021 Q1–Q3 2020 ∆ in % ∆ in % constant currency 1) For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS M eas ures online. 2) As this is an order entry metric, there is no IFR S equi valent. All figures are preliminary and unaudited. Due to rounding, numbers may not add up preci sely.

Non-IFRS Adjustments Due to the change in our non-IFRS definition in the second quarter 2021 effective for the full year 2021, there are no longer adjustments of our IFRS revenue measures (Q3 2020: €0.00 billion). For more information on this changed definition, the individual adjusted expense categories, our reasons for providing non -IFRS measures and the limitations of our non-IFRS measures please refer to Explanation of Non-IFRS Measures. In the third quarter, the difference between non-IFRS operating profit and IFRS operating profit includes • adjustments for acquisition-related charges of €0.16 billion (Q3 2020: €0.15 billion), • adjustments for share-based payment expenses of €0.70 billion (Q3 2020: €0.45 billion) and • adjustments for restructuring expenses of –€0.01 billion (Q3 2020: –€0.01 billion). Business Outlook 2021 SAP is raising its full-year 2021 outlook, reflecting the strong business performance which is expected to continue to accelerate cloud revenue growth. The Company continues to expect a software licenses revenue decline for the full year as more customers turn to the ‘RISE with SAP’ subscription offering for their mission-critical core processes. This outlook also continues to assume the COVID-19 crisis will continue to recede as vaccine programs roll out globally. SAP now expects: • €9.4 – 9.6 billion cloud revenue at constant currencies (2020: €8.09 billion), up 16% to 19% at constant currencies. The previous range was €9.3 – 9.5 billion at constant currencies. •€23.8 – 24.2 billion cloud and software revenue at constant currencies (2020: €23.2 3 billion), up 2% to 4% at constant currencies. The previous range was €23.6 – 24.0 billion at constant currencies. •€8.1 – 8.3 billion operating profit at constant currencies (2020: €8.29 billion), flat to down 2% at constant currencies. The previous range was €7.95 – 8.25 billion at constant currencies. SAP continues to expect the share of more predictable revenue to reach approximately 75% (2020: 72%). SAP continues to expect operating cash flow of approximately €6.0 billion (2020 €7.2 billion) and free cash flow above €4.5 billion (2020 €6.0 billion).

Additional Information

This press release and all information therein is unaudited.

Definition of key growth metrics

Current cloud backlog (CCB) is the contractually committed cloud revenue we expect to recognize over the upcoming 12 months as of a specific key date. Thus, it is a subcomponent of our overall remaining performance obligations following IFRS 15.120. For CCB, we take into consideration committed deals only. CCB can be regarded as a lower boundary for cloud revenue to be recognized over the next 12 months, as it excludes utilization-based models without pre-commitments and committed deals, both new and renewal, closed after the key date. For our committed cloud business, we believe the CCB is a valuable indicator of go-to-market success, as it reflects both new contracts closed as well as existing contracts renewed.

Share of more predictable revenue is the total of cloud revenue and software support revenue as a percentage of total revenue.

For explanations on other key growth metrics please refer to the performance management section of SAP's Integrated Report 2020 and SAP's Half-Year Report 2021, which can be found at www.sap.com/investor.

Webcast

SAP senior management will host a financial analyst conference call on Thursday, October 21, at 2:00 PM (CEST) / 1:00 PM (BST) / 8:00 AM (Eastern) / 5:00 AM (Pacific). The conference will be webcast live on the Company's website at www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the third quarter results can be found at www.sap.com/investor.

About SAP

SAP's strategy is to help every business run as an intelligent enterprise. As a market leader in enterprise application software, we help companies of all sizes and in all industries run at their best. Our machine learning, Internet of Things (IoT), and advanced analytics technologies help turn customers' businesses into intelligent enterprises. SAP helps to give people and organizations deep business insight and fosters collaboration that helps them stay ahead of their competition. We simplify technology for companies so they can consume our software the way they want – without disruption. Our end-to-end suite of applications and services enables business and public customers across 25 industries globally to operate profitably, adapt continuously, and make a difference. With a global network of customers, partners, employees, and thought leaders, SAP helps the world run better and improve people's lives. For more information, visit http://www.sap.com.

For more information, financial community only:

Anthony Coletta	+49 (6227) 7-44872	investor@sap.com, CET
Stefan Gruber	+49 (6227) 7-44872	investor@sap.com, CET

Follow SAP Investor Relations on Twitter at @sapinvestor.

For more information, press only:

Joellen Perry	+1 (650) 445-6780	joellen.perry@sap.com, PT
Daniel Reinhardt	+49 (6227) 7-40201	daniel.reinhardt@sap.com, CET

For customers interested in learning more about SAP products:

Global Customer Center:	+49 180 534-34-24
United States Only:	+1 (800) 872-1SAP (+1-800-872-1727)

Note to editors:

To preview and download broadcast-standard stock footage and press photos digitally, please visit www.sap.com/photos. On this platform, you can find high resolution material for your media channels. To view video stories on diverse topics, visit www.sap-tv.com. From this site, you can embed videos into your own Web pages, share video via e-mail links and subscribe to RSS feeds from SAP TV.

SAP Announces Preliminary Third Quarter 2021 Results 5

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP's future financial results are discussed more fully in SAP's filings with the U.S. Securities and Exchange Commission ("SEC"), including SAP's most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
© 2021 SAP SE. All rights reserved.

No part of this publication may be reproduced or transmitted in any form or for any purpose without the express permission of SAP SE. The information contained herein may be changed without prior notice.
Some software products marketed by SAP SE and its distributors contain proprietary software components of other software vendors. National product specifications may vary.
These materials are provided by SAP SE and its affiliated companies ("SAP Group") for informational purposes only, without representation or warranty of any kind, and SAP Group shall not be liable for errors or omissions with respect to the materials. The only warranties for SAP Group products and services are those that are set forth in the express warranty statements accompanying such products and services, if any. Nothing herein should be construed as constituting an additional warranty.
SAP and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP SE (or an SAP affiliate company) in Germany and other countries. All other product and service names mentioned are the trademarks of their respective companies. Please see www.sap.com/about/legal/copyright.html for additional trademark information and notice.

SAP Announces Preliminary Third Quarter 2021 Results 6